SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)1

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2002
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 12 Pages)

_________________
1          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40009 52 0	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 850,844 SHARED VOTING POWER 723,840 SOLE DISPOSITIVE POWER 850,844 SHARED DISPOSITIVE POWER 723,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,574,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%*

14	TYPE OF REPORTING PERSON IN

* Based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002.

CUSIP NO. 40009 52 0	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 850,842 SHARED VOTING POWER 2,061,198 SOLE DISPOSITIVE POWER 850,842 SHARED DISPOSITIVE POWER 2,061,198

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,912,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%*

14	TYPE OF REPORTING PERSON IN

* Based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002.

CUSIP NO. 40009 52 0	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 723,840 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 723,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*

14	TYPE OF REPORTING PERSON OO

* Based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002.

CUSIP NO. 40009 52 0	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 1,337,358 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 1,337,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*

14	TYPE OF REPORTING PERSON OO

* Based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002.

CUSIP NO. 40009 52 0	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 1,337,358 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 1,337,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*

14	TYPE OF REPORTING PERSON CO

* Based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002.

          This Amendment No. 4 to Schedule 13D is being filed on behalf of Mike Kojaian, C. Michael Kojaian, Kojaian Holdings, L.L.C., a Michigan limited liability company ("KH"), Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM"). This Amendment No. 4 amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian on February 13, 2001 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM on April 19, 2002 ("Amendment No. 2"), and Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM on May 16, 2002 ("Amendment No. 3"). All items not reported in this Amendment No. 4 are herein incorporated by reference from Amendment No. 1, Amendment No. 2, and Amendment No. 3.

Item 2.	Identity and Background

          This Amendment No. 4 is being filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM (collectively, the "Reporting Persons").

          Mike Kojaian is the President and C. Michael Kojaian is the Executive Vice President and Treasurer of Kojaian Management Corporation, which is engaged in the business of managing commercial real estate. The address of the principal executive offices of Kojaian Management Corporation, which is the business address of each of Mike Kojaian and C. Michael Kojaian, is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. During the last five years, neither Mike Kojaian nor C. Michael Kojaian has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Mike Kojaian nor C. Michael Kojaian was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mike Kojaian and C. Michael Kojaian is a citizen of the United States of America.

          The address of KV's principal business and its principal office is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. KV's principal business is investing in real estate and other investments. During the last five years, neither KV nor any of its managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KV has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in KV or any of its managers being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. KV is a limited liability company organized under Michigan law. It is wholly owned by C. Michael Kojaian.

          The address of KH's principal business and its principal office is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. KH's principal business is investing and managing investments. During the last five years, neither KH nor any of its members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in KH or any of its members being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. KH is a limited liability company organized under Michigan law, which is equally owned and managed by Mike Kojaian and C. Michael Kojaian, both 50% owners.

          The address of KV's principal business and its principal office is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. KV's principal business is investing in real estate and other investments. During the last five years, neither KV nor any of its members or managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KV has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in KV or any of its members or managers being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. KV is a limited liability company organized under Michigan law. C. Michael Kojaian owns 99% of KV and KVMM, its manager, owns the remaining 1%.

          The address of KVMM's principal business and its principal office is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. KVMM's principal business is acting as the manager of KV. During the last five years, neither KVMM nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KVMM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in KVMM or any of its officers or directors being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. KVMM is a corporation incorporated under Michigan law. C. Michael Kojaian is President of KVMM.

Item 3.	Source and Amount of Funds or Other Consideration.

          The contents of Item 3 of Amendment No. 1 and Item 3 of Amendment No. 3 are herein incorporated by reference. KH used available funds and investments to purchase 723,840 shares of the Common Stock on September 9, 2002.

Item 4.	Purpose of Transaction.

          The contents of paragraphs one, two, and four of Item 4 of Amendment No. 3 are herein incorporated by reference.

          On September 9, 2002, KH acquired 723,840 shares of Common Stock, which were acquired on the open market at a price of $1.38 per share.

          On May 13, 2002, KV and the Company closed a financing transaction in which KV received, in addition to other valuable consideration as is more fully described in Item 6 of Amendment No. 3 and herein incorporated by reference, a Convertible Subordinated Promissory Note and Security Agreement in the principal amount of $11,237,500 dated May 13, 2002 (collectively, the "Note"). The Note was convertible at KV's option into shares of the Company's Series A Preferred Stock ("Preferred Stock"). The Preferred Stock has veto rights with respect to certain corporate transactions and voting power equivalent to its liquidation preference on all matters that are subject to a stockholder vote. On September 19, 2002, KV exercised its conversion rights and acquired 11,725 shares of Preferred Stock. The conversion, and resulting ownership of the Preferred Stock, effectively gives KV and its affiliates approximately 58% of the voting power of the Company.

          The Reporting Persons may from time to time in the future acquire or dispose of additional securities of the Company in open market or privately negotiated transactions, depending on market conditions and other considerations that the Reporting Persons deem relevant. As of the date of this Amendment No. 4, the Reporting Persons have no specific plans or proposals to acquire or dispose of securities of the Company.

          The Reporting Persons reserve the right to take any and all actions with respect to their respective investments in the Company as they from time to time may determine in the future in their sole discretion.

Item 5.	Interest in Securities of the Issuer

          (a)          Mike Kojaian is the beneficial owner of 1,574,684 shares of Common Stock through his direct ownership of 850,844 shares of Common Stock and indirect ownership of 723,840 of Common Stock. These shares of Common Stock represent approximately 10.4% of the outstanding shares of Common Stock based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002.

          C. Michael Kojaian is the beneficial owner of 2,912,040 shares of Common Stock through his direct ownership of 850,842 shares of Common Stock and indirect ownership of 2,061,198 shares of Common Stock. These shares of Common Stock represent approximately 19.3% of the outstanding shares of Common Stock based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002. C. Michael Kojaian is the beneficial owner of 11,725 shares of Preferred Stock through his indirect ownership of 11,725 shares of Preferred Stock.

          KH is the beneficial owner of 723,840 shares of Common Stock through its direct ownership of 723,840 shares of Common Stock. These shares represent approximately 4.8% of the outstanding shares of Common Stock based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002.

          KV is the beneficial owner of 1,337,358 shares of Common Stock through its direct ownership of 1,337,358 shares of Common Stock. These shares represent approximately 8.9% of the outstanding shares of Common Stock, based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002. KV is the beneficial owner of 11,725 shares of Preferred Stock through its direct ownership of 11,725 shares of Preferred Stock.

          KVMM is the beneficial owner of 1,337,358 shares of Common Stock through its indirect ownership of 1,337,358 shares of Common Stock. These shares represent approximately 8.9% of the outstanding shares of Common Stock based on 15,078,299 shares as determined by the Company to have been outstanding as of September 17, 2002. KVMM is the beneficial owner of 11,725 shares of Preferred Stock through its indirect ownership of 11,725 shares of Preferred Stock.

          (b)          Mike Kojaian has sole voting and dispositive power over 850,844 shares of Common Stock and shared voting and dispositive power over 723,840 shares of Common Stock.

          C. Michael Kojaian has sole voting and dispositive power over 850,842 shares of Common Stock and shared voting and dispositive power over 2,061,198 shares of Common Stock. C. Michael Kojaian has sole voting and dispositive power over 0 shares of Preferred Stock and shared voting and dispositive power over 11,725 shares of Preferred Stock.

          KH has sole voting and dispositive power over 0 shares of Common Stock and shared voting and dispositive power over 723,840 shares of Common Stock.

          KV has sole voting and dispositive power over 0 shares of Common Stock and shared voting and dispositive power over 1,337,358 shares of Common Stock. KV has sole voting and dispositive power over 0 shares of Preferred Stock and shared voting and dispositive power over 11,725 shares of Preferred Stock.

          KVMM has sole voting and dispositive power over 0 shares of Common Stock and shared voting and dispositive power over 1,337,358 shares of Common Stock. KVMM has sole voting and dispositive power over 0 shares of Preferred Stock and shared voting and dispositive power over 11,725 shares of Preferred Stock.

          Mike Kojaian and C. Michael Kojaian and certain other persons are parties to a Voting Agreement dated January 24, 1997 concerning the voting of shares of the Company's Common Stock, as described in Item 6 below, the contents of which are herein incorporated by reference. However, each of Mike Kojaian and C. Michael Kojaian reserve the right to act independently with respect to the shares of Common Stock owned by them and disclaim beneficial ownership of the shares of Common Stock owned by the other.

          (c)          In the sixty (60) days prior to the date of this report, none of the Reporting Persons engaged in any transactions with respect to the Common Stock.

          (d)          Not applicable.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          The contents of Item 4 of this Amendment No. 4 and Item 6 of Amendment No. 3 are herein incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1

Letter Agreement dated April 14, 2002 by and between the Company and KV. Filed as Exhibit 1 to the Amendment No. 2 to the Schedule 13D of Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C. and Kojaian Ventures-MM, Inc. filed on April 19, 2002 and herein incorporated by reference.

Exhibit 2	Letter Amendment dated May 13, 2002 by and between the Company and KV. Filed as Exhibit 1 to the Company's Form 8-K Current Report filed on May 14, 2002 and herein incorporated by reference.

Exhibit 3

Convertible Subordinated Promissory Note and Security Agreement in the principal amount of $11,237,500 dated May 13, 2002. Filed as Exhibit 3 to the Company's Form 8-K Current Report filed on May 14, 2002 and herein incorporated by reference.

Exhibit 4

Certificate of Amendment of Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Preferred Stock of Grubb & Ellis Company. Filed as Exhibit 4 to the Company's Form 8-K Current Report filed on May 14, 2002 and herein incorporated by reference.

Exhibit 5	Joint Filing Agreement dated September 27, 2002 by and among the Reporting Persons.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2002	/s/ Mike Kojaian
Mike Kojaian

Dated: September 27, 2002	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: September 27, 2002	KOJAIAN HOLDINGS, L.L.C.

By /s/ C. Michael Kojaian
C. Michael Kojaian, its Member

Dated: September 27, 2002	KOJAIAN VENTURES, L.L.C.

By: Kojaian Ventures-MM, Inc., its Managing Member

By /s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: September 27, 2002	KOJAIAN VENTURES-MM, INC.

By /s/ C. Michael Kojaian
C. Michael Kojaian, President